April 11, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Recon Capital Series Trust, File Nos. 333-183155 and 811-22732

Dear Sir/Madam:

On behalf of Recon Capital Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 17 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to add four new funds to the Trust: Recon Capital Europe Minimum Volatility ETF, Recon Capital International Minimum Volatility ETF, Recon Capital Japan Minimum Volatility ETF, and Recon Capital USA Minimum Volatility ETF.

If you have any questions, please contact Bibb Strench at (202) 973-2727.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

1033800.2